Kandi Technologies Group, Inc.

February ___, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Lyn Shenk Branch Chief

Re:	Kandi Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-33997
Comment dated January 29, 2014

Dear Ms. Shenk:

     Kandi Technologies Group, Inc. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated December 19, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Item 1. Business, page 1

1.

Refer to prior comment 1. Please clarify whether products you sell to your US importers have similar terms to products exported to other countries and regions in that they are sold to independent intermediate companies who then re-sell the products at terms they choose and at their discretion. In addition, confirm, if true, that your products distributed by independent intermediate companies, including the US importers are not related parties. Revise the disclosure in your filings accordingly.

Response:

The terms of the products that we sell to our US importers are similar to those that we export to other countries and regions which we sell to the independent intermediate companies. However, the re-sale terms of these products are determined by the intermediate companies and US importers at their choice and discretion.

The independent intermediate companies and the US importers that we sell products to are not related parties to Kandi Technologies. Mr. Hu Wangyuan is the sole shareholder and an officer of Eliteway Motorsports (previously known as Kandi USA, Inc.), which is one of the US importers for our products, and is the adult son of our Chairman and CEO Mr. Hu Xiaoming. The terms of products we sell to Eliteway Motorsports are at arms-length and the same as or slightly more favorable to the Company than the terms that we sell to other U.S. importers at the comparable order size or volume. Therefore, we don’t believe Eliteway Motorsports is a related party to Kandi. Our disclosures in our future filings will be revised accordingly.

2.	In addition, so that we may better understand your response, please tell us what the term “Semi Knocked Down” means.

Response: Semi-Knocked Down (SKD) sets means complete sets of the main parts that can be assembled into whole vehicles. SKD sets we sell are very close to the final whole vehicles, so we categorize SKD into vehicle products in our filings.

3.

Please reconcile your statement in response to prior comment 1 that you do not accept purchases of vehicles directly from individual customers to your December 2, 2013 response letter where you say in response to comment 6 that with respect to retail customers, your policy is to receive payment first and then deliver the goods and recognize revenue upon delivery. It appears from your December 2, 2013 response letter that you do sell vehicles to individual customers. Please advise.

Response: The Company sells its products only to exporters (from China), to importers (including US importers) and, in China to distributors or dealers, but not to retail (or end-user) customers. The term “retail customers” in our response to Comment 6 on December 2, 2013 is an inaccurate translation for the Chinese term which means “small customers”, and these customers are small intermediate company customers, not end users. Those intermediate companies' purchase amounts are small and they don't have regular purchase orders and are not our long term customers. For them, we require payment before we deliver product.

4.	Please revise your liquidity and capital resources disclosure to provide the information about advances that you provided on the second page of your response letter.

Response: See our future filings, the Company will provide the liquidity and capital resources disclosure information about advances that we provided on the second page of our response letter of January 17, 2014 in response to Comment 1.

5.	Refer to prior comment 2. Please confirm that you will revise your disclosure in future filings, similar to your response to prior comment 2.

Response: The Company will provide disclosure in its future filings of the customers that account for 10% or more of our consolidated revenue, similar to our response to prior comment 2.

Business Overview, page 2

Supper-Mini-Car EVs, page 2

6.

Refer to prior comment 4. Please clarify further how the subsidy program works. For example, in your response you say subsidies from the central government are directly distributed to manufacturers and the sales price of the EV is reduced according to the subsidies received before they are sold to consumers. However, in your response to prior comment 1 you say that you do not sell vehicles to individual consumers but only to intermediate companies and dealers who resell the vehicles at terms they choose and at their discretion. Therefore, it is not clear how the sales price of the EV is reduced according to the subsidies received before they are sold to consumers if the intermediate companies and dealers resell the vehicles at terms they choose and at their discretion.

Response: Currently, there are two subsidies from central and local governments for the pure electric vehicles (the “EVs”) in China – one from each of the central and local governments. The ultimate beneficiary for these subsidies is the consumer and the actual prices that consumers pay reflect the deduction of both subsidies.

The central government provides a subsidy to manufacturers paid in advance quarterly upon application and approval and settled annually. After selling product to dealers, manufacturers can submit subsidy payment applications with invoices and other supporting documents at the end of each quarter to the requisite central government agencies through their regional offices. After the review and approval by the agencies, the central government makes advance subsidy payments to the manufacturers. At the end of the year, the final subsidy amounts are verified, reconciled according to the number of vehicles actually sold to consumers and settled on an annual basis.

Pursuant to the requirement of the central government, the local governments provide a subsidy to consumers who purchase EVs by a price reduction from the dealer. After the consumer purchases an EV at a reduced price from the dealer, the dealer submits a subsidy application to the local government, including a consumer authorization letter for subsidy application, consumer personal I.D., EV Vehicle License, EV purchase invoice and other required documents and requests reimbursement (to the dealer) for the local government subsidy.

In summary, the process of receiving government subsidies is as follows: manufacturers receive central government subsidies through application and sell the EVs to local dealers at a price reflecting the deduction of the central government subsidy from the normal sale price. Local dealers establish their retail price based upon their purchase price from the manufacturers, then deduct the local government subsidy from the retail price before selling the EVs to consumers. Through the above steps, consumers receive two subsidies – from the central and local governments when they purchase EVs.

Because the central and local government subsidy amounts and policies are open and disclosed to the public and all the subsidies are reviewed and verified by the respective governments, consumers know what subsidized prices they will receive and pay for EVs. Therefore, even though dealers can sell vehicles at prices established at their discretion, programs are designed to assure that consumers should receive the entire benefit from both subsidies.

7.	In addition, please provide us your accounting policy for the subsidy that is directly distributed to you.

Response: There is no subsidy directly distributed to the Company and therefore the Company has no accounting policy for such.

Before the new subsidy policy was issued by the central government in September 2013, both subsidies (from central and local governments) were distributed by the local governments. Local dealers applied for and received these subsidies from the local governments based upon their sales to end-users.

Under the new central government subsidy policy issued in September 2013, the central government distributes its subsidy directly to the manufacturers qualified for subsidies. In anticipation of our joint venture (the “JVC”) with Geely Automobile Holdings, Ltd. (“Geely”) becoming operational, we had a cooperative arrangement with Zhejiang Zotye Holding Group Co., Ltd. (“Zotye”) pursuant to which the Company sold SKD sets to Zotye and, upon completion of assembly and sale, Zotye qualified for and received the subsidy. We did not receive any subsidy. Since October, 2013, we have moved this business to Geely and when JVC is fully qualified to receive subsidies, the business will move from Geely to the JVC. The Company does not and will not directly receive any subsidy in any of these situations.

Management’s Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 21

8.

Refer to prior comment 5. Please help us understand why your intermediate companies and dealers would assume warranty liability for your products, considering that warranty liability can be material if products are found to be defective. In addition, tell us in greater detail how you account for the free parts. For example, tell us whether the free parts are delivered with the sale of the products or are delivered over a set time period after sale of the products and how you determine the appropriate period in which to recognize the expense.

Response:

Legacy Products:

Most of our non EV products (the “Legacy Products”) are exported out of China to multiple foreign countries with whose regulatory requirements and legal framework we are not familiar; development of warranty policies for each of these countries would be virtually impossible and prohibitively expensive. Therefore, we provide price incentives and free parts to our customers for them to establish appropriate warranty policies and assume warranty responsibilities. It is their business decision to adopt warranty policies and to establish the terms of warranty.

Consequently, the warranty issue has been taken into consideration during the negotiation of the price for the products. In other words, we provide price incentives, including free parts, to our customers in exchange for their assuming the warranty liability. The free parts are delivered along with the products. Upon the sale of the products, these parts are recorded as cost of goods sold.

Due to the reliable quality of our products, we have been able to maintain this warranty policy and we have not had any product liability attributed to the quality of our products.

EV Products:

For the EV products that we sell in China, we understand there is a 3 year or 50,000 kilometer manufacturer warranty. As discussed in our response 7 above, the impact of this warranty on the Company will be reflected to us through our participation in JVC which will be the ultimate manufacturer for the EVs. We have no knowledge with respect to any dealer warranties concerning these products after their sale to the dealers.

We anticipate that as our sales increase for these products, we will continuously review our warranty policies to determine whether market, regulatory or other conditions indicate a need to revise these policies.

9.	In addition, please tell us the period of time that your intermediate companies and dealers warranty your products. For example, a 90 days warranty or one year warranty.

Response: The period of time that our intermediate companies and dealers warrant our products are determined by the intermediate companies and dealers and we do not know how long the warranties extend.

For the EV products that we sell in China, we understand there is a 3 year or 50,000 kilometer manufacturer warranty. As discussed in our response 7 above, the impact of this warranty on the Company will be reflected to us through our participation in the JVC which will be the ultimate manufacturer for the EVs. We have no knowledge with respect to any dealer warranties concerning these products after their sale to the dealers.

We anticipate that as our sales increase for these products, we will continuously review our warranty policies to determine whether market, regulatory or other conditions indicate a need to revise these policies.

Results of Operations, page

24 Gross Profit, page 27

10.

Refer to prior comment 9. So that we may better understand your business, please further clarify your distribution method. We note from your response to prior comment 2 that the majority of your sales are to a limited number of domestic intermediate companies and dealers. However, your response here appears to indicate that you also sell your products through the local chain of commerce and sell through local companies under their channels. Therefore, tell us if you sell directly through the local channel or whether you sell to your intermediate companies and dealers and those intermediate companies and dealers sell through the local channel. If the intermediate companies and dealers sell through the local channel, explain how you, as the manufacturer receive the subsidy, and how it is ultimately pass on the consumer.

Response: Our response to prior Comments 2 that the majority of our sales are to a limited number of domestic intermediate companies and dealers are referring to our legacy products, such as ATV, UTV and Go-Kart, etc. Those are not pure electric vehicles (EVs) and do not qualify for subsidies. Only EVs, which we presently sell only in China to dealers or to distributors under their channels, are qualified to receive subsidies. We believe we have provided a complete answer to this Comment in our response to Comment 6 above.

Therefore, the process of receiving government subsidies is as follows: manufacturers receive central government subsidies through application, and sell the EVs to local dealers at a price reflecting the deduction of the central government subsidy from the normal sale price. Local dealers establish their retail price based upon their purchase price from the manufacturers, then deduct the local government subsidy from the retail price before selling the EVs to the consumers; Through the above steps, consumers receive two subsidies from the central and local governments when they purchase new energy vehicles.

Because the central and local government subsidy amounts and policies are open and disclosed to the public and all the subsidies are reviewed and verified by the respective governments, consumers know what subsidized prices they will receive and pay for the new energy vehicles. Therefore, even though dealers can sell vehicles at prices established at their discretion, the consumers should receive all the benefits from the subsidies from both central and local governments.

11.

Refer to prior comment 10. Please clarify for us which entities assume warranty risk and how the risk is shared, if at all, among the various entities in the sale chain. For example, if you sell your product to an intermediate company and the intermediate company sells the product to a dealer, tell us who among these entities assumes the warranty risk. If the risk is shared, explain to us how it is shared.

Response: As indicated above in our response to Comment 8 with respect to our legacy products, the risk is assumed by our intermediate customers and we have no information as to how the risk is shared thereafter within the distribution chain. For EV products, we have the information regarding the manufacturer warranty described above in response to Comment 8 and we have no information about warranties provided by the dealers.

Notes to Consolidated Financial Statements, page F-9

(r) Segments, page F-17

12.

Refer to prior comment 16. The information you provided are template report forms. Our comment was intended for you to provide us a copy of the actual information the CODM regularly receives and reviews as of the latest fiscal year end and interim period. Therefore we reissue the comment. Please provide to us a copy of the information the CODM regularly receives and reviews as of the latest fiscal year end and interim period.

Response: Attached are copies of the information the CODM regularly receives and reviews as of the fiscal year end of 2012 and interim period.

     If you have any question, please do not hesitate to contact me at hxm@kandigroup.com or our CFO Emily Zhu at emily@kandigroup.com.

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu, Chairman and CEO
Kandi Technologies Group, Inc.

cc:	Emily Zhu, CFO, Kandi Technologies Group, Inc.
Thomas Wardell, Esq.
Jeffrey Li, Esq.
Jay V. Shah, Esq.